FILE NO. 82-2990
RULE 12g3-2(b)




06019307

SUPPL

HIGHWATER POWER CORPORATION

Consolidated Financial Statements

October 31, 2006 and 2005

(unaudited)

12/18

HIGHWATER POWER CORPORATION
Consolidated Balance Sheets
As at October 31, 2006 (unaudited) and January 31, 2006

	October 31 2006 $	January 31 2006 $
ASSETS		
Current		
Cash	50,372	255,515
Amounts receivable	1,394	1,818
	51,766	227,333
Other		
Restricted Funds (Note 3)	599,400	-
Hydroelectric projects water license and development costs	1,016,348	112,500
Boston Bar Limited Partnership – net investment	1,194,606	1,295,742
	2,862,120	1,635,575
LIABILITIES		
Current		
Accounts payable and accrued	99,495	9,000
Loans Pavable (Note 6)	1.000.000	-
Current portion of long term debt	155,500	153,443
	1,254,995	162,443
Long term debt	1,994,524	2,103,666
	3,249,519	2,266,109
SHAREHOLDER'S DEFICIENCY		
Share capital (Note 4)	8,865,798	8,493,798
Contributed surplus	335,631	335,631
Deficit	(9,588,828)	(9,459,963)
	(387,399)	(630,534)
	2,862,120	1,635,575

Approved on behalf of the Board of Directors:

"A.W. Lilly" Director

"T.R. Pallone" Director

See notes to consolidated financial statements

HIGHWATER POWER CORPORATION

Consolidated Statements of Earnings and Deficit
For the nine months ended October 31, 2006 and 2005

	Three Months Ended		Nine Months Ended	
	October 31		October 31	
	2006	2005	2006	2005
	$	$	$	$
Revenue				
Partnership income (loss)	(8,178)	(9,962)	180,115	187,953
Interest Income	3,638	-	4,274	-
	(4,540)	(9,962)	184,389	187,953
Expenses				
Communication and shareholder information	468	1,666	24,833	37,041
Consulting and management fees	15,000	15,000	50,723	45,000
Regulatory and transfer agent fees	3,883	3,979	13,716	11,682
Foreign exchange loss	-	2,251	-	5,294
Interest	75,487	60,000	193,925	183,112
Office and administration	6,816	6,281	21,215	17,281
Professional fees	2,186	315	6,366	14,049
Project investigation costs	-	48,799	-	95,288
Stock based compensation	-	-	-	231,000
Travel	862	2,324	2,506	11,316
	104,702	140,615	313,254	651,063
Net loss for the nine months	(109,242)	(150,577)	(128,865)	(463,110)
Deficit - Beginning	(9,479,586)	(9,152,080)	(9,459,963)	(8,839,547)
Deficit – Ending	(9,588,828)	(9,302,657)	(9,588,828)	(9,302,657)
Profit (Loss) per share	(0.02)	(0.03)	(0.02)	(0.09)
Weighted average number of common shares outstanding	5,144,000	4,339,200	5,144,000	4,339,200

See notes to consolidated financial statements

HIGHWATER POWER CORPORATION

Consolidated Statements of Cash Flows
For the nine months ended October 31, 2006 and 2005

	Three Months Ended October 31		Nine Months Ended October 31	
	2006 $	2005 $	2006 $	2005 $
Cash provided by (used in):				
Operating Activities				
Net loss for the period	(109,242)	(150,577)	(128,865)	(463,110)
Items not involving cash:				
Stock Based Compensation	-	-	-	231,000
Share of income from limited partnership	8,178	9,962	(180,115)	(187,953)
Changes in other non–cash operating items	50,112	(176,748)	62,997	45,819
	(50,952)	(317,363)	(246,003)	(374,244)
Investing Activities				
Guaranteed investment funds	(599,400)	-	(599,400)	-
Deferred project costs	(749,394)	(36,951)	(903,848)	(38,656)
Limited partnership drawings	93,750	256,200	281,250	558,520
	(1,288,644)	219,069	(1,221,998)	519,864
Financing Activities				
Proceeds Loans	900,000	-	1,000,000	-
Repayment of long term debt	(37,672)	(33,750)	(109,142)	(98,138)
Issuance of share capital	351,000	-	372,000	95,200
	1,213,328	(33,750)	1,262,858	(2,938)
Increase (decrease) in cash during period	(125,678)	132,044	(205,143)	142,682
Cash – beginning	176,040	45,953	255,515	35,315
Cash – ending	50,372	177,997	50,372	177,997
Supplemental cash flow information:				
Interest paid	75,487	60,000	193,925	183,112

HIGHWATER POWER CORPORATION
Notes to Consolidated Financial Statements

See notes to consolidated financial statements

October 31, 2006
(unaudited)

1. CHANGE OF NAME AND CONSOLIDATION

Effective July 18, 2006, the Company consolidated its share capital on a 5 old for 1 new basis. The name of the Company has also been changed to Highwater Power Corporation.

2. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2006.

Historically, the nine months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2007.

The Company now recognizes as deferred projects costs, the expenditures made on engineering, hydrology and environmental matters on its' run of river hydroelectric projects. During the first nine months of 2006, these expenditures amounted to $840,348. Previously, these type of expenditures were included in operating expenses. Previously reported figures have not been restated.

3. RESTRICTED FUNDS

The Company acquired $599,400 in Guaranteed Investment Certificates which have been lodged as performance guarantees Letters of Credit totaling $599,400 in favour of B.C. Hydro Power Authority as a requirement in the B.C. Hydro 2006 Electricity Purchase Agreements for the Log Creek and Kookipi Creek run of river projects. (See Note 7)

4. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2006	4,811,633	8,493,798
April, 2006 – Issued as loan compensation	42,000	21,000
August, 2006 - Issued as loan compensation	240,000	155,000
- exercise options	140,000	76,000
- exercise warrants	50,000	30,000
October, 2006 - exercise warrants	150,000	90,000
Balance October 31, 2006	5,433,633	8,865,798

(i) During the period ended October 31, 2006, the Company issued a total of 282,000 shares to a company controlled by its President and also to a director as compensation for loans of $875,000 to the Company.

5. OPTIONS AND WARRANTS

As at October 31, 2006 there were 400,000 stock options and 200,000 share purchase warrants outstanding.

6. LOANS AND LOAN COMPENSATION

In April, 2006 the Company borrowed $100,000 from a Company controlled by it's President for a one year term at an interest rate of 9.25% per annum and 42,000 common shares as compensation

During August, 2006 the Company borrowed $775,000 from two directors for one year at an interest rate of 8.75% per annum together with a bonus of 240,000 common shares of the company.

7. COMPANY AWARDED HYDROELECTRIC GENERATION CONTRACTS

On July 27, 2006, Highwater Power Corporation and its' wholly owned subsidiary, Cogenix Power Corporation were each awarded a 40 year hydroelectric generation contract by B.C. Hydro and Power Authority. The E.P.A. contracts are for Log Creek and Kookipi Creek run of river projects.

FILE NO 82-2990
RULE 12g3-2(b)

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER: HIGHWATER POWER CORPORATION

ISSUER ADDRESS: #214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6

ISSUER TELEPHONE NUMBER: (604) 682-2201

ISSUER FACSIMILE NUMBER: (604) 682-0318

CONTACT NAME AND POSITION: Arthur W. Lilly, CEO

CONTACT TELEPHONE NUMBER: (604) 682-2201

CONTACT EMAIL ADDRESS: highwater@telus.net

WEB SITE ADDRESS: www.highwater.com

FOR THE QUARTER ENDED: October 31, 2006

DATE OF REPORT: November 30, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	06/11/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"Thomas R. Pallone"	Thomas R. Pallone	06/11/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2006

Item 1.0 Change of Name and Consolidation

On July 18, 2006 the Company consolidated its share capital on a 5 old for 1 new basis. The name of the Company has also been changed to Highwater Power Corporation.

Item 1.1 Date

The date of this filing is 30 November 2006, for the quarter ended 31 October 2006.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983. On July 11, 2006 the Company's name was changed from Global Cogenix Industrial Corporation to Highwater Power Corporation.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the nine months to date of $109,242 and a loss of $128,865 for the current period compared to a loss for the nine months ended October 31, 2005 of $463,110 and a loss for the quarter ended October 31, 2005 of $150,577.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow. The Company intends to continue relying on these measures to finance its development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant and the development of two run of river hydroelectric projects 28 km north of Boston Bar, British Columbia.

The Company has entered into two Electricity Purchase Agreements (EPA) effective August 31, 2006 with B.C. Hydro and Power Authority. These EPA contracts are for 40 years from Commercial Operation Date which date is estimated to be 2009. The Company has certain engineering and environmental studies underway which are pre-requisites for a design build contract and long term financing.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

Item 1.3 Selected INTERIM Information

For the Nine Months ended October 31, 2006

	October 31, 2006 $	October 31, 2005 $	October 31, 2004 $
Net Partnership Income	180,115	187,953	158,870
Net Income (loss) for the period	(128,865)	(463,110)	(211,574)
Basic Earnings (loss) per share	(0.02)	(0.09)	(0.01)
Net Assets (After accumulated depreciation) (1)	2,862,120	1,651,614	1,918,448
Total long-term financial liabilities (2)	1,994,524	2,292,942	2,419,579

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

The net investment in the Boston Bar Partnership is shown at October 31, 2006 as $1,194,606 (2005 - $1,340,096). It is managements' opinion that the underlying value of the company's interest in the partnership is in excess of $3,000,000 based on accepted industry valuations. The investment is periodically reduced through depreciation and interest expense and drawings and adjusted by either income or loss from operations.

(2) The long-term debt is on the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations - Nine Months Ended October 31, 2006

The net revenue from the company's interest in the power plant was $180,115 for the nine months (2005 - $187,953) while interest, development expenses and administrative expenses of $313,254 resulted in a loss for the period of $128,865 compared to a loss of $463,110 for the comparable period of 2005 which included stock based compensation costs of $231,000.

The 2006 results included interest costs of $193,925 compared to $183,112 for 2005.

Item 1.5 Summary of Quarterly Results

	Three Month Period October 31 2006 $	Three Month Period July 31 2006 $	Three Month Period April 30 2006 $	Three Month Period January 31 2006 $	Three Month Period October 31 2005 $	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period January 31 2005 $
Net Income (loss) for the Period	(109,242)	54,226	(94,849)	(157,294)	(150,577)	(216,962)	(95,583)	57,853
Basic earnings (loss) per share	(0.02)	0.01	(0.02)	(0.03)	(0.003)	(0.04)	(0.01)	0.01

Due to net losses incurred during 2005 and 2006 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at October 31, 2006 of $603,829 including the $155,500 current amount due on the Boston Bar hydroelectric plant, compared to a working capital deficiency of $35,121 as at October 31, 2006.

The current portion of the long-term debt on the power plant included in current liabilities and the long term debt is paid by the Boston Bar Limited Partnership.

The Company was required to deposit Letters of Credit of $599,400 to B.C. Hydro and Power Authority as Performance Guarantees pursuant to the two EPA contracts with B.C. Hydro.

The Company obtained loans of $1,000,000 during the period for letters of credit, hydroelectric project development costs and administrative expenses.

The net effect of these transactions was a decrease in cash of $125,678 for the nine months ended October 31, 2006 compared to an increase in cash of $142,682 for the comparable October 2005 period.

Item 1.7 Capital Resources

As at October 31 2006 the Company did not have any capital cost agreements. The Company has executed two E.P.A. agreements to sell electric power to B.C. Hydro and Power Authority. The Commercial Operation Date of the projects is to be prior to November 1, 2010. The Company has provided a Performance Guarantee of $599,400 to B.C. Hydro and Power Authority.

The Company also paid $150,000 for a final Impact/Design Study to be done by B.C. Transmission Corporation.

Item 1.8 Related Party Transactions

During the nine months to October 31, 2006, the Company incurred $45,000 (2005 - $45,000) in remuneration to a company controlled by the President of the Company and $36,000 to a director (nine months to October 31, 2005 – $36,000) for project consulting services. The Company borrowed $875,000 from a director and from a company controlled by the President. The loans are for a period of one year and bear interest at rates varying from
8 ¾% and 9 ¼% per annum.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.
The following stock options were outstanding at October 31, 2006:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
60,000	Vesting	0.75	December 31, 2006
80,000	Non Vesting	1.75	March 30, 2007
30,000	Non Vesting	0.55	January 31, 2009
100,000	Non Vesting	0.55	August 31, 2010
130,000	Non Vesting	0.80	August 29, 2009
400,000			

The weighted average exercise price for options outstanding at October 31, 2006 is $0.90 per share.

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at October 31, 2006:

200,000 shares at $0.60 per share to January 16, 2007 or $0.75 per share to January 16, 2008.

1.12 October 31, 2006 Interim MD&A

Highwater Power Corporation, (the "Company") is in the hydroelectric generation business through a Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended October 31, 2006 was a loss of $264,242, compared to a loss of $304,865 for the similar three months of 2005.

The operations for the period included the results of the Boston Bar Generating Station for July, August and September 2006 whose revenue amounted to 49% of target revenue for the third quarter and 87% of target revenue for the nine months ended September 30, 2006. Revenues were lower than target for the last quarter due to low precipitation and hydrology.

B.C. Hydro, on August 31, 2006 executed two E.P.A. 40 year power agreements with Highwater Power Corporation and the wholly owned subsidiary, Cogenix Power Corporation.

1.13 Other M.D.&A. Requirements

Additional information relating to the Company is available on www.sedar.com

Submitted on behalf of the Board of Directors.
Highwater Power Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Rule 12g3-2(b)

HIGHWATER POWER CORPORATION



News Release

B.C.HYDRO E.P.A. AGREEMENT EXECUTED AND PERFORMANCE SECURITY DEPOSITED

Vancouver, British Columbia September 21, 2006 – Highwater Power Corporation (TSX-V: HWP), (OTCPK: HWPFF) announces that B.C. Hydro and Power Authority has executed and returned two Electricity Purchase Agreements with the Company and its wholly owned subsidiary.

The Agreements are for a term of 40 years for the Log Creek and Kookipi Creek run of river hydroelectric projects.

The energy price in the agreements will provide a very satisfactory cash flow to the company over the term of the agreements.

The Company has provided $599,400 in Letters of Credit to B.C. Hydro as a Performance Security. The Performance Security shall be returned one year after the "Commercial Operation Date" for each project.

Each projects' initial Plant Capacity will be 9.99 Megawatts with an option with B.C. Hydro to increase the Plant Capacity by 10%.

The environmental biologists and engineers contracted by the Company expect to have the required studies and reports completed this fall in order for the Company to receive the appropriate permits and licenses in order to commence construction of the projects by next spring.

Reports and site studies such as hydrology measurements have been ongoing for over four years and Geotech and Airborne Lidar data collections are being arranged in order to confirm construction cost estimates.

The two projects will conform to the B.C. Clean Electricity program and will be eligible for Eco Logo Certification

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include the above and an interest, since 1994, in a producing seven - megawatt (7MW) run – of - river hydroelectric generation plant.

On behalf of the Board of Directors,
Highwater Power Corporation

Per: A. W. Lilly
President

Web Site:www.highwaterpower.com E-Mail: highwater@telus.net

RULE 12g3-2(b)

HIGHWATER POWER CORPORATION

News Release

Highwater Power Corporation Announces Study Agreement executed with Transmission Company

Vancouver, British Columbia October 17, 2006 – Highwater Power Corporation (TSX-V: HWP), (OTCPK: HWPFF) announces that the company and British Columbia Transmission Corporation have executed an Interconnection Impact Study and Facilities Study Agreement for the Kookipi and Log Creek Hydroelectric Energy Projects concurrently with a payment of $150,000.00. This payment is part of the Interconnection and System Upgrade costs to be paid prior to the Commercial Operation Date of each project.

The Company, as part of its' continuing engineering and development of the two hydroelectric projects, has contracted for a Lidar collection of a 42 kilometer corridor including 1 meter contours, photography collection and orthophoto productions.

Other engineering and environmental analysis and reports, are now complete and/or nearing completion.

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include a partnership in an operating seven-megawatt (7MW) run-of-river hydroelectric generation plant and is developing two 10 MW run-of-river hydroelectric projects.

On behalf of the Board of Directors,

Highwater Power Corporation

Per: A.W.Lilly
President